Exhibit 99.1
Betawave Corporation Reports Third Quarter 2009 Financial Results

SAN FRANCISCO, CA – November 16, 2009 – Betawave Corporation (OTCBB: BWAV, www.betawave.com), the online media network that delivers highly attentive audiences to brand marketers, reported its results for the quarter ended September 30, 2009 today.

The Company’s total revenues decreased to $1,725,499 for the three months ended September 30, 2009. We believe this is primarily because retail advertising, which comprised the majority of the Company’s third quarter 2008 revenue, was one of the advertising sectors hardest hit by the recent economic crisis.

The Company has taken several steps to return to revenue growth and was aggressive in September and October 2009 about cutting expenses.  The Company anticipates that revenue will be in excess of $2 million for the fourth quarter of 2009 and that it could return to year-over-year revenue growth as early as the first quarter of 2010.

Betawave’s network has grown to 32 million unique U.S. visitors per month. When ranked with major youth media, the Betawave Network reaches more visitors than any other youth oriented sites. In addition to its youth audience, Betawave achieves the highest time spent across core women demographics with 63 minutes of time spent on the site per month, over 240% higher than our closest competitor.

Management Comment, Matt Freeman, CEO of Betawave
“The third quarter was the most difficult quarter of the last two years for us as the full brunt of the economic crisis impacted our business. The steps we have taken this quarter led to immediate increased revenue for the Company and should help us stay flexible enough to compete during 2010. Our customers, which are some of the largest advertisers in the world, continue to be enthusiastic about our products and services. We expect this to translate into growth next year.”

The following summarizes certain selected financial data of Betawave.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA	For the Three Months Ended
	September 30, 2009	September 30, 2008
Revenues	$1,725,499	$2,786,139
Total costs of revenues and expenses	$6,023,914	$5,147,610
Net loss	$(4,331,469)	$(3,249,036)
Net loss per share – basic and diluted	$(0.15)	$(0.13)

SELECTED CONDENSED CONSOLIDATED CASH FLOWS DATA	For the Nine Months Ended
	September 30, 2009	September 30, 2008
Net cash used in operating activities^	$(9,181,539)	$(4,278,066)
Net cash used in investing activities	$(82,178)	$(583,396)
Net cash provided by financing activities	$1,414,421	$3,798,700

^Net decrease in cash and cash equivalents for the three months ended September 30, 2009 was $1,721,757.

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS DATA	As of
	September 30, 2009	December 31, 2008
Current assets	$5,989,643	$15,933,086
Total assets	$6,300,240	$16,282,563
Total current liabilities	$4,850,942	$5,796,969
Total stockholders’ equity	$1,449,298	$10,485,594
Total liabilities and stockholders’ equity	$6,300,240	$16,282,563

The financial statement information set forth in this press release should be read in conjunction with Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited condensed consolidated financial statements and related notes thereto included in Betawave’s Quarterly Report on Form 10-Q for the three months ended September 30, 2009, which will be filed today with the Securities and Exchange Commission (“SEC”) and will be available for review on the SEC’s website at www.sec.gov and Betawave’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

* Source: comScore Media Metrix, October 2009, Unduplicated Audience. Rankings based on the following categories: Kids-Entertainment, Lifestyle-community, Parenting-community.

Betawave Corporation (www.betawave.com) (OTCBB:BWAV), is an online media network that delivers highly attentive audiences online.  The company reaches 32 million U.S. unique users in high quality editorial environments.  Betawave’s publishers are leading mid-tail publishers that capture substantial time spent per user each month.*  The Betawave network of sites ranks at or near the top in total audience reach and time spent across the relevant demographics in five key categories: Teens, Kids Entertainment, Games, Lifestyles and Parenting.  (*Source: comScore, October 2009.)  Betawave is headquartered in San Francisco and New York with sales offices in Los Angeles and Chicago.

Safe Harbor Statement

This press release may contain forward-looking statements that involve risks and uncertainties, such as statements of Betawave’s plans, objectives, expectations and intentions. Forward-looking statements are generally identified by words, such as “projects,” “believes,” “anticipates,” “plans,” “expects,” “will,” and “would,” and similar expressions that are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of Betawave to be materially different from those expressed or implied by forward-looking statements. Actual events may differ materially from those mentioned in these forward-looking statements because of a number of risks and uncertainties. Discussion of factors affecting Betawave’s business and prospects is contained in Betawave’s periodic filings with the Securities and Exchange Commission, including Betawave’s Quarterly Report on Form 10-Q for the three months ended September 30, 2009, which is expected to be filed today with the Securities and Exchange Commission. Betawave undertakes no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by the securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements.

Contact:

Betawave Corporation
David Lorie, 415-738-8706 (Investor Relations)
General Counsel